Robert A. Marmon

339 North Latch’s Lane

Merion Station, PA 19066-1728

May 15, 2007

Mr. Adé K. Heylinger

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Arbinet-thexchange, Inc.

Response to SEC Comment Letter Dated April 6, 2007

To Revised Preliminary Proxy Statements on Schedule 14A

Filed April 3, and April 5, 2007 by

Robert A. Marmon

File No. 000-51063

Dear Mr. Heylinger:

Shortly after your contacting my long time friend and attorney Alan Stone, I learned he was leaving his firm and had accepted an offer in New York City.  This could not have happened at a worse time for me.  I am in the process of interviewing other counsel.

However, because of a short time frame, in the interim, I must continue this process pro se.  I have substantial experience in this area and fully understand the issues that may arise as I proceed.  I fully understand that I must have SEC’s approval of the form and substance in my material in order to order to reach “DEFN14A” status.  I also fully understand that there is no guarantee that I will be able to meet those standards in a timely manner.  However I will do the best I can given the time and resources at my disposal.

Thank you for your time and the helpful comments in your letter of April 6th.  I will deal with each item in that letter seriatum.

Schedule 14A

General

Item 1: I do not plan to disseminate my proxy prior to that of Arbinet.

Item: 2 and all three dot points: I have revised or eliminated the statements to which you refer (mostly eliminated the pejorative adjectives and adverbs) and have provided additional detail on dot point 1 and substantial detail and analysis on dot point three.

Item: 3.  As to use of the word “traction” by Mr. Hockemeier.  I don’t know what to do here, except to say there have been at least six telephonic investor conference calls where he used that word with all witnesses on the line with me.  I did not record the calls. I will try to locate transcripts for you if I can.  Even though the phone calls and accompanying press releases have had a large number of statistics presented, I have removed that language as imprecise.

I have added a substantial section titled “Background” to lay the groundwork for use of the words about “potential” and “promise”.

Item 4. I have named the founder:  Alex Mashinsky.  In the added item “Background” I explain his “vision”.  He currently is a Director of the Company which I now state specifically in the document.

He is playing no role in my solicitation and cannot.

Item 5.  I have named only the two that I know of at this time.  The other I list as [TBD].

Item 6.  Done … in several places.

Item 7.  Done in detail in “Background”.  Straight math.

Item 8.  Done.

Item 9.   I don’t know, so I have included it in its entirety as an Exhibit. (?)

Item 10.  Done.

Item 11.  Done.

Item 12:  I have either removed or substantially revised these statements to indicate that all we can do is try to convince our fellow directors of what we believe should be done.  I add where it seems appropriate language that indicates we may not be able to do any of it.

Item 13.  I have removed these pejorative adjectives and adverbs.

Item 14.  I have attached Justice Jacob’s opinion in the matter.  It set precedent in Delaware.  Out of the thousands of cases in Chancery Court there it was singled out in 2005 REVIEW OF DEVELOPMENTS IN DELAWARE CORPORATION LAW.  Reading the opinion will give attorneys pause.  I have also attached the entire trial transcript that led to that opinion.

I have added specific, extensive detail for that entire entry.

Item 15.  Removed.  However SEC records would show, especially in the Crazy Eddie case the statement was correct.  Nevertheless I understand your point and the words are gone.

Item 16.   I have revised the language and include the wording you suggest.  It is clearer than mine.

Item 17.  Now included in the first column under “Marmon Nominees”.

Note: Redline Not Included

Explanation:  The revised PRRN14A has been significantly re-written in response to SEC staff comments.  It has gone from 19 pages to 32 pages and has been reorganized.  As a result, the “redline” is extremely lengthy and confusing.

Some Attachments Cannot Be Converted to HTML

Explanation:  The lengthy trial transcript in Marmon v. Arbinet as well as Justice Jacobs’ Opinion are available in PDF form only.  This is also true of the Barron’s article.

Closing Information.  I fully understand both the wording and spirit of all of your comments in this section.  I repeat below and affirm the following:

I, Robert A. Marmon am the filing person responsible for the adequacy of the disclosures in this filing.

I fully understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I also understand that the Division of Enforcement has access to all information I provide to the staff of the Division of Corporate Finance.

I am available day, night and weekends at 610-664-8072. My fax number is 610-667-6451.  My e-mail address is rmarmon@comcast.net.

Sincerely

/s/

Robert A. Marmon